Exhibit 99.8(j)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

GOVERNMENT SECURITIES FUND

This AMENDED AND RESTATED EXPENSE LIMIT A TION AGREEMENT (this “Agreement”), effective this 10th day of November, 2006, amends and restates the Expense Limitation Agreement dated November 17, 1997, as amended and restated on March 29,2002, and on December 31, 2003, by and between Pacific Global Fund, Inc., a Maryland corporation doing business as Pacific Advisors Fund Inc. (the “Corporation”), on behalf of the Government Securities Fund (the “Fund”), Pacific Global Investment Management Company (the “Investment Manager”), and Pacific Global Investors Services, Inc., a California corporation (the “Transfer Agent”).

WITNESSETH:

WHEREAS, the Corporation, on behalf of the Fund, and the Investment Manager entered into an Investment Management Agreement dated October 16, 1992 (the “Management Agreement”), pursuant to which the Investment Manager has rendered and will render investment management and advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Corporation, on behalf of the Fund, and the Transfer Agent have entered into a Transfer Agency, Dividend Disbursing Agency, and Administrative Services Agreement, dated as of December 22, 1992, as amended, including the amendment on July 6, 2006 (the “Transfer Agency Agreement”), pursuant to which the Transfer Agent will provide among other things transfer agency services to the Fund and receive transfer agency fees (“Transfer Agency Fees”) in accordance with the Transfer Agency Fee Schedule in Schedule A to the Transfer Agency Agreement; and

WHEREAS, the Corporation, the Investment Manager, and the Transfer Agent have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain Fund expenses at a level below the level to which the Fund would normally be subject during its start-up period; and

WHEREAS, the Corporation, the Investment Manager, and the Transfer Agent have determined that it appropriate and in the best interests of the Fund and its shareholders to amend and restate the Expense Limitation Agreement, as set forth below:

NOW THEREFORE, the parties hereto agree as follows:

1              Expense Limitation

1.1           Applicable Expense Limit. For each Class of the Fund, to the extent that the Class Operating Expenses in any fiscal year exceed the applicable Class Operating Expense Limit, the Investment Manager and the Transfer Agent shall be liable for the portion of such excess amount as does not exceed the amount of the investment advisory fees and the Transfer Agency Fees for such year (the “Class Excess Amount”). “Class Operating Expenses” shall mean the aggregate expenses of every character incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Investment Manager (but excluding interest, taxes, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) attributable to such Class in accordance with the Corporation’s Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act, as such Plan is in effect from time to time (the “Multi-Class Plan”). Any fee waiver required hereunder shall be the obligation first of the Investment Manager to the extent of its investment advisory fees and then, if necessary, of the Transfer Agent to the extent of the Transfer Agency Fees.

1.2           Class Operating Expense Limit. The Class Operating Expense Limit in any fiscal year for the Fund’s Class A Shares shall equal 1.65% of the average daily net assets of the Fund attributable to Class A Shares. The Class Operating Expense Limit in any fiscal year for the Fund’s Class C Shares shall equal 2.40% of the average daily net assets of the Fund attributable to Class C Shares.

1.3           Method of Computation.

1.3.1 Daily Computation. The Investment Manager shall determine on each business day whether the aggregate fiscal year-to-date Class Operating Expenses for any Class exceed the applicable Class Operating Expense Limit, as such Class Operating Expense Limit has been pro-rated to the date of such determination (the “Pro-Rated Class Operating Expense Limit”). If, on any business day, the aggregate fiscal year-to-date Class Operating Expenses do not equal the Pro-Rated Class Operating Expense Limit, the amount of such difference shall be netted against the total year-to-date Class Excess Amount, determined as of the end of the previous business day, and the difference shall be accrued for that day as a Daily Difference (which may be positive or negative as appropriate), provided that after such accrual the total year-to-date Class Excess Amount may not exceed the year-to-date investment advisory fees accrued by the Investment Manager with respect to that Class or the year-to-date fees accrued by the Transfer Agent with respect to that Class. A positive Daily Difference will accrue if the aggregate fiscal year-to-date Class Operating Expenses exceed the Pro-Rated Class Operating Expense Limit, and a negative Daily Difference will accrue if the aggregate fiscal year-to-date Class Operating Expenses are less than the Pro-Rated Class Operating Expense Limit.

1.3.2 Monthly Calculation of Fee Waiver. At the end of each month, the accruals made in such month pursuant to Section 1.3.1 above shall be netted for each Class. If the total positive Daily Differences for such month exceed the negative Daily Differences, the Investment Manager and, if necessary, the Transfer Agent shall waive their respective fees for the month with respect to such Class in an aggregate amount equal to the net Daily Differences; if the total negative Daily Differences for such month exceed the total positive Daily Differences, the Investment Manager shall not be required to waive its investment advisory fee and the Transfer Agent shall not be required to waive its fee for the month; and further, the Investment Manager and the Transfer Agent shall not be obligated to waive fees at the end of any month, to the extent that such waiver would cause the Investment Manager’s and the Transfer Agent’s aggregate fiscal year-to-date fee waivers to exceed the then-current difference between the aggregate fiscal year-to-date Class Operating Expenses and the applicable year-to-date Class Operating Expense Limit. Any such waiver shall be allocated among the Classes of the Fund in accordance with the terms of the Fund’s Multiple Class Plan Pursuant to Rule 18f-3 under the 1940 Act.

1.4           Year-End Adjustment. Each year, if necessary, within 30 days after the completion of the audit of the Corporation’s financial statements for such fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment management fees or Transfer Agency Fees waived or reduced with respect to each Class for such fiscal year shall equal the applicable Class Excess Amount.

2              Term and Termination of Agreement.

This Agreement shall continue in effect for a period of one year from the date of its execution and from year to year thereafter provided such continuance is specifically approved by a majority of the Directors of the Corporation who (i)’ are not “interested persons” of the Corporation or any other party to this Agreement, as defined in the Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Directors”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon 90 days’ prior written notice to the other party at its principal place of business; provided that, in the case of termination by the Fund, such action shall be authorized by resolution of a majority of the NonInterested Directors of the Corporation or a vote of a majority of the outstanding voting securities of the Fund.

3              Miscellaneous.

3.1           Previously Waived Fees and Reimbursements by the Investment Manager. The provisions of this Agreement providing in certain circumstances for repayment to the Investment Manager of fees previously waived and expenses previously reimbursed hereunder, as set forth in former Section 2 of this Agreement, hereby as terminated. Any fees previously waived or expenses reimbursed to the Fund by the Investment Manager prior to effective date of this Agreement are permanently waived by the Investment Manager.

3.2           Notices. Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, (a) if to the Investment Manager, to Pacific Global Investment Management Company, 101 North Brand Boulevard, Suite 1950, Glendale, CA. 91203, and (b) if to the Transfer Agent, to Pacific Global Investors Services, Inc., 101 North Brand Boulevard, Suite 1950, Glendale, CA. 91203 the Corporation, at the foregoing office of the Investment Manager.

3.3           Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.4           Interpretation. Nothing herein contained shall be deemed to require the Fund or the Corporation to take any action contrary to the its Articles of Incorporation or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of its responsibility for and control of the conduct of the affairs of the Corporation or the Fund.

3.5           Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement, shall have the same meaning as and be resolved by reference to such Agreement.

3.6           Governing law. Except insofar as the 1940 Act or other federal laws or regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of Maryland.

3.7           Effective Dates. The provisions of Section 1 of this Agreement shall become effective on February 15, 2004, and prior to that date; any fee waiver or expense reimbursements shall be determined and paid in accordance with Section 1 of the Expense Limitation Agreement with respect to the Fund, dated November 17, 1997, as amended and restated March 29, 2002 without regard to Section 2 thereof. The remaining provisions of this Agreement, including Section 3.1, shall be effective beginning on December 31, 2003. This Agreement as amended and restated, November 10 2006 incorporating all prior amendments, shall be effective beginning on December 31, 2006.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

ATTEST:	PACIFIC GLOBAL FUND, INC.
d/b/a PACIFIC ADVISORS FUND INC.
ON BEHALF OF THE GOVERNMENT
SECURITIES FUND

By:	/s/ Jingjing Yan	By:	/s/ George A. Henning

ATTEST:		PACIFIC GLOBAL INVESTMENT
MANAGEMENT COMPANY

By:	/s/ Kris Bruneer	By:	/s/ Thomas H. Hanson

ATTEST:		PACIFIC GLOBAL INVESTOR
SERVICES, INC.

By:	/s/ Catherine L. Henning	By:	/s/ Barbara A. Kelley